# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALX Oncology Holdings Inc., CIK 0001810182
CUSIP: 00166B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 323 ALLERTON AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 05/27/2026
Amends the filing with accession number 0001193125-20-204865
Filed by CIK 0001643828
Persons authorized to receive notices and communications: Travis Boettner, c/o Lightstone Ventures, 420 Boylston St. Suite 602, Boston, Massachusetts (MA), 02116, (617) 933-3770

## Reporting persons
- LSV Associates, LLC (CIK 0001643828): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,549,132; sole dispositive power 0; shared dispositive power 1,549,132; aggregate amount beneficially owned 1,549,132 (1.2% of the class)
- Lightstone Ventures, L.P. (CIK 0001572522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,363,262; sole dispositive power 0; shared dispositive power 1,363,262; aggregate amount beneficially owned 1,363,262 (1% of the class)
- Lightstone Ventures (A), L.P. (CIK 0001572523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 185,870; sole dispositive power 0; shared dispositive power 185,870; aggregate amount beneficially owned 185,870 (0.1% of the class)
- LSV Associates II, LLC (CIK 0001818388): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,393,393; sole dispositive power 0; shared dispositive power 1,393,393; aggregate amount beneficially owned 1,393,393 (1% of the class)
- Lightstone Ventures II, L.P. (CIK 0001699565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 1,315,255; sole dispositive power 0; shared dispositive power 1,315,255; aggregate amount beneficially owned 1,315,255 (1% of the class)
- Lightstone Ventures II (A), L.P. (CIK 0001706610): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 78,138; sole dispositive power 0; shared dispositive power 78,138; aggregate amount beneficially owned 78,138 (0.1% of the class)
- Michael A Carusi (CIK 0001306506): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,942,525; sole dispositive power 0; shared dispositive power 2,942,525; aggregate amount beneficially owned 2,942,525 (2.2% of the class)
- Jean George (CIK 0001291804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,942,525; sole dispositive power 0; shared dispositive power 2,942,525; aggregate amount beneficially owned 2,942,525 (2.2% of the class)
- Henry A. Plain Jr (CIK 0001384286): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,942,525; sole dispositive power 0; shared dispositive power 2,942,525; aggregate amount beneficially owned 2,942,525 (2.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ALX Oncology Holdings Inc.
Address of issuer's principal executive offices: 323 ALLERTON AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 31, 2020, and amended on December 20, 2023 and February 14, 2024 (as amended, the "Statement") by the Reporting Persons. This Amendment No. 3 is being filed to report the dilution of the Reporting Persons' beneficial ownership in the Issuer's common stock and not as a result of any acquisition or disposition of securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 134,562,917 shares of common stock outstanding as of May 1, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 1,363,262 shares held by LV LP; (ii) 185,870 shares held by LV(A) LP; (iii) 1,315,255 shares held by LV II LP; and (iv) 78,138 shares held by LV II(A) LP.

LSV Associates serves as the general partner of each of LV LP and LV(A) LP. LSV Associates II serves as the general partner of each of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of each of LSV Associates and LSV Associates II, share voting and dispositive power with respect to the shares held of record by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: No transactions with respect to the securities of the Issuer have been effected during the past sixty days by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's common stock on or about February 2, 2026 by virtue of dilution resulting from the Issuer's issuance of additional shares of common stock and not as a result of any transaction by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D/A filed with the SEC on February 14, 2024).

## Signatures
- LSV Associates, LLC: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Lightstone Ventures, L.P.: /s/ Travis Boettner, By LSV Associates, LLC, its General Partner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Lightstone Ventures (A), L.P.: /s/ Travis Boettner, By LSV Associates, LLC, its General Partner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- LSV Associates II, LLC: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Lightstone Ventures II, L.P.: /s/ Travis Boettner, By LSV Associates II, LLC, its General Partner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Lightstone Ventures II (A), L.P.: /s/ Travis Boettner, By LSV Associates II, LLC, its General Partner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Michael A Carusi: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Jean George: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact (05/27/2026)
- Henry A. Plain Jr: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact (05/27/2026)